

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2021

Dushyant Sharma
Chairman, President and Chief Executive Officer
Paymentus Holdings, Inc.
18390 NE 68th St.
Redmond, WA 98052

> **Re: Paymentus Holdings, Inc.**
> **Amended Draft Registration Statement on Form S-1**
> **Submitted April 13, 2021**
> **CIK No. 0001841156**

Dear Mr. Sharma:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement on Form S-1

Capitalization, page 59

1.   We read your response to comment 2. Please include the reclassification of your common stock into Class B common stock, the retirement of any common stock held in treasury and any other pro forma adjustments not related to the receipt and use of the offering proceeds in the pro forma column, so that the only adjustments made to arrive at the pro forma as adjusted amounts from the pro forma amounts relate to the receipt and use of the offering proceeds. Similarly revise your pro forma and pro forma as adjusted disclosures elsewhere in the filing.

Our Partners, page 87

2.   We note your response to comment 5. Please further revise, where appropriate, to disclose the range of fees payable under your revenue sharing arrangements. Provide similar disclosure of your fees-per-transaction, white label fees, and referral fees, if material.

Biller and Partner Case Studies, page 90

3.   With respect to the biller and partner identities and the accompanying case studies you mention here and elsewhere, please confirm that you have received consents from these parties to the disclosures you include in your registration statement.

Consolidated Financial Statements
Consolidated Balance Sheets, page F-3

4.   Both your common stock and Series A preferred stock appear to have shares held in treasury stock. For each share class, please tell us how the number of issued shares equals the number of outstanding shares or make the appropriate revisions.

        You may contact Amy Geddes at (202) 551-3304 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services